Filed by Identix Incorporated
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934, as amended
Subject Company: Identix Incorporated
Subject Company’s Exchange Act
File No. 01-09641
Contact – Damon Wright, +1 952 979-8485 or damon.wright@identix.com
IDENTIX DEMONSTRATES AFIS-GRADE, TOP PERFORMING FINGERPRINT
MATCHING TECHNOLOGY IN NATIONAL INSTITUTE OF STANDARDS &
TECHNOLOGY (NIST) TESTING
One-to-Many Algorithm Testing Consistently Places Identix in Top Three Companies
for Accuracy Against Real-World, Large-Scale AFIS Databases
Identix Expects to Launch Full Suite of Criminal and Civil
AFIS Offerings by the Third Quarter of Calendar 2006
MINNETONKA, MINNESOTA – March 13, 2006 – Identix Incorporated (Nasdaq: IDNX) announced today that the latest National Institute of Standards & Technology (NIST) testing report has identified Identix’ newest fingerprint matching technology offering, BioEngine® 6, as a top performing, AFIS-Grade algorithm. The recently released NIST fingerprint algorithm testing, the results of which were publicly released March 10, 2006, included the latest one-to-many fingerprint matching algorithm from Identix. The tests were conducted on large scale, existing, real-world databases, including U.S. VISIT airport captures, Mexico/U.S. land crossings, and worldwide U.S. Visa applications. Identix’ technology was shown to be highly competitive, with performance above or in-line, with the current leading AFIS vendors.
In its latest report, NIST tested a total of 21 algorithms from 10 vendors. Several AFIS vendors participated through multiple submissions that represented different parameter adjustments of the same algorithm from that vendor. Identix participated with a single algorithm, BioEngine 6. Identix average accuracy results across all tests came in at 99.45% in the two finger tests and 97.36% in the single finger tests, at a False Acceptance Rate (FAR) of 1/10,000. Only two other AFIS vendors averaged higher, with a difference of only 0.1-0.2% for the two finger matching accuracy and 0.7-0.8% for the single finger accuracy. The complete NIST results released March 10, 2006 may be found at http://fingerprint.nist.gov/SDK/.
“Today’s announced NIST results mark a major milestone for Identix in validating and establishing the Company’s BioEngine 6 algorithm as a top performing AFIS-Grade fingerprint matching technology for large-scale identification solutions,” said Identix President & CEO Dr. Joseph J. Atick. “These results are the culmination of considerable R&D and investment efforts that set the stage for the next round of market penetration by Identix. We believe the fact that we were able to outperform algorithms from every other company — while consistently placing in the top three companies in terms of performance — without having the benefit of tuning our algorithm for these tests, demonstrates that Identix has a powerful technology that will be very competitive in the AFIS marketplace.”
Atick continued, “Over the past years, Identix has been working diligently on incorporating this one-to-many fingerprint matching technology into our ABIS platform and on developing all of the required applications and work flow engines that will enable us to deliver end-to-end criminal and civil AFIS capabilities.”

These AFIS capabilities are expected to be commercially launched and available to the broad market during the third calendar quarter of 2006.
Robert V. LaPenta, Chairman, CEO and founder of L-1 Investment Partners and Chairman of the Board of Viisage Technology, Inc., stated, “This is a significant accomplishment for Identix, which is expected to become a valuable asset of the combined Company that will be created by the proposed merger of Identix and Viisage. It affords Identix the ability to continue development of a full suite of criminal and civil AFIS solutions that will place the combined Company in an ideal position to effectively compete for large-scale identification programs such as national ID, voter registration, criminal AFIS, travel and transportation documents, and many others throughout the world.” At the closing of the merger between Viisage and Identix, Mr. LaPenta, will become Chairman and Chief Executive Officer of the yet to be named combined Company.
About Identix Incorporated
Identix Incorporated (Nasdaq:IDNX) is the world’s leading multi-biometric technology company. Identix provides fingerprint, facial and skin biometric technologies, as well as systems, and critical system components that empower the identification of individuals in large-scale ID and ID management programs. The Company’s offerings include live scan systems and services for biometric data capture, mobile systems for on-the-spot ID, and backend standards-based modules and software components for biometric matching and data mining. Identix products are used to conduct background checks, speed travel and commerce via secure identification documents, prevent identity fraud in large-scale government and civil ID programs, and control access to secure areas and networks. With a global network of partners, such as leading system integrators, defense prime contractors and OEMs, Identix serves a broad range of markets including government, law enforcement, gaming, finance, travel, transportation, corporate enterprise and healthcare.
More information on Identix can be accessed via the Company web site at http://www.identix.com.
Forward-Looking Statements
The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the Company’s current expectations and beliefs and are subject to a number of risks and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Risks and uncertainties include, without limitation, those related to: the ability to complete of Identix to complete the successful and timely launch of its complete suite of AFIS technology solutions and services on a timely basis; the readiness of customer to fund and adopt Identix’ AFIS offerings; the availability of funding from government and other customers; the readiness of customers to accept delivery of products on a timely basis; the ability of the Company to achieve targeted levels of hardware, software and related component mix; and increasing levels of competition. In addition, such risks and uncertainties include, among others, the following risks: that the merger with Viisage Technology will not close, that the regulatory or shareholders approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Identix’ and Viisage’s Securities and Exchange Commission filings, including the Registration Statement on Form S-4 filed with the SEC in connection with the transaction, Identix’ Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Report on Form 10-Q for the quarters ended September 30, 2005 and December 31, 2005, under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Viisage’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005, and any updates that have been filed to the date hereof, under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Neither Identix nor Viisage undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.
Additional Information and Where to Find It
Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.
Participants In Solicitation
Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.
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